EXHIBIT 99.2

COMP adopts positive opinion on Orphan Disease Designation for Mycapssa® for the treatment of Acromegaly

DUBLIN, Ireland, and Boston MA, October 18, 2022 Amryt (Nasdaq: AMYT), a global, commercial-stage biopharmaceutical company dedicated to acquiring, developing and commercializing novel treatments for rare diseases, today announces that the European Medicines Agency's (EMA) Committee for Orphan Medicinal Products (COMP) has adopted a positive opinion, recommending that the orphan disease designation of Mycapssa® in the treatment of acromegaly in the European Union (EU) is maintained. This follows the Committee for Medicinal Products for Human Use (CHMP) positive opinion granted on September 16, 2022, recommending the approval of Mycapssa® in the EU for the maintenance treatment of acromegaly in patients who have responded to and tolerated treatment with octreotide or lanreotide.   The positive opinion of the COMP was based on the conclusion of significant benefit of Mycapssa® over available treatments for acromegaly and qualifies Mycapssa® for a period of 10 years’ market exclusivity in the EU for this indication. Mycapssa® is already approved in the United States for long-term maintenance treatment in acromegaly patients who have responded to and tolerated treatment with injectable octreotide or lanreotide.

The COMP positive opinion is supported by efficacy and safety data from three Phase 3 studies in acromegaly patients including the pivotal MPOWERED Phase 3 trial.

Dr Joe Wiley, CEO of Amryt Pharma, commented: “The COMP recommendation to maintain the orphan disease designation for Mycapssa® confirms the significant benefit of Mycapssa over the currently available injectable forms of somatostatin analogues, which represents a significant development for acromegaly sufferers in Europe.”

About Amryt
Amryt is a global commercial-stage biopharmaceutical company focused on acquiring, developing and commercializing innovative treatments to help improve the lives of patients with rare and orphan diseases. Amryt comprises a strong and growing portfolio of commercial and development assets.

Amryt’s commercial business comprises four orphan disease products – metreleptin (Myalept®/ Myalepta®); oral octreotide (Mycapssa®); lomitapide (Juxtapid®/ Lojuxta®); and Oleogel-S10 (Filsuvez®).

Myalept®/Myalepta® (metreleptin) is approved in the US (under the trade name Myalept®) as an adjunct to diet as replacement therapy to treat the complications of leptin deficiency in patients with congenital or acquired generalized lipodystrophy (GL) and in the EU (under the trade name Myalepta®) as an adjunct to diet for the treatment of leptin deficiency in patients with congenital or acquired GL in adults and children two years of age and above and familial or acquired partial lipodystrophy (PL) in adults and children 12 years of age and above for whom standard treatments have failed to achieve adequate metabolic control. For additional information, please follow this link.

Mycapssa® (octreotide capsules) is approved in the US for long-term maintenance therapy in acromegaly patients who have responded to and tolerated treatment with octreotide or lanreotide. Mycapssa® is the first and only oral somatostatin analog approved by the FDA. Mycapssa® has also been submitted to the EMA and has received a positive opinion by the CHMP recommending the approval of Mycapssa® in the European Union (EU). For additional information, please follow this link.

Juxtapid®/Lojuxta® (lomitapide) is approved as an adjunct to a low-fat diet and other lipid-lowering medicinal products for adults with the rare cholesterol disorder, Homozygous Familial Hypercholesterolaemia ("HoFH") in the US, Canada, Colombia, Argentina and Japan (under the trade name Juxtapid®) and in the EU, Israel, Saudi Arabia and Brazil (under the trade name Lojuxta®). For additional information, please follow this link.

Filsuvez® (Oleogel-S10) is approved in the EU and Great Britain for the treatment of partial thickness wounds associated with junctional and dystrophic Epidermolysis Bullosa in patients 6 months and older. Filsuvez® remains under review by the FDA.

Amryt’s pre-clinical gene therapy candidate, AP103, offers a potential treatment for patients with Dystrophic EB, and the polymer-based delivery platform has the potential to be developed for the treatment of other genetic disorders.

Amryt also intends to develop oral medications that are currently only available as injectable therapies through its Transient Permeability Enhancer (TPE®) technology platform. For more information on Amryt, including products, please visit www.amrytpharma.com.

Forward-Looking Statements
This announcement may contain forward-looking statements and the words "expect", "anticipate", "intends", "plan", "estimate", "aim", "forecast", "project" and similar expressions (or their negative) identify certain of these forward-looking statements. The forward-looking statements in this announcement are based on numerous assumptions and Amryt's present and future business strategies and the environment in which Amryt expects to operate in the future. Forward-looking statements involve inherent known and unknown risks, uncertainties and contingencies because they relate to events and depend on circumstances that may or may not occur in the future and may cause the actual results, performance or achievements to be materially different from those expressed or implied by such forward-looking statements. These statements are not guarantees of future performance or the ability to identify and consummate investments. Many of these risks and uncertainties relate to factors that are beyond Amryt's ability to control or estimate precisely, such as future market conditions, the course of the COVID-19 pandemic, currency fluctuations, the behaviour of other market participants, the outcome of clinical trials, the actions of regulators and other factors such as Amryt's ability to obtain financing, changes in the political, social and regulatory framework in which Amryt operates or in economic, technological or consumer trends or conditions. Past performance should not be taken as an indication or guarantee of future results, and no representation or warranty, express or implied, is made regarding future performance. No person is under any obligation to update or keep current the information contained in this announcement or to provide the recipient of it with access to any additional relevant information that may arise in connection with it. Such forward-looking statements reflect the Company’s current beliefs and assumptions and are based on information currently available to management.

Contacts
Joe Wiley, CEO / Rory Nealon, CFO/COO, +353 (1) 518 0200, ir@amrytpharma.com
Tim McCarthy, LifeSci Advisors, LLC, +1 (917) 679 9282, tim@lifesciadvisors.com